Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarliving.com

NEWS RELEASE

Greenbriar Appoints Dominique Ramuz as

Managing Director of the Renewable Energy Advisory Board

May 18, 2026	Trading Symbol: TSX Venture Exchange: GRB US OTC Market: GEBRF

Scottsdale, Arizona, May 18, 2026 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") announces that Dominique Ramuz, 55, Swiss national, is appointed Managing Director of the Renewable Energy Advisory Board.

Dominique is an experienced executive and board member in the fields of energy, infrastructure, and business transformation. He brings more than 25 years of expertise in strategic leadership, corporate governance, and the development of high-growth businesses.  His career has been distinguished by the management of major investments, the leadership of multidisciplinary teams, and the delivery of complex projects related to energy transition and sustainable infrastructure. Accustomed to operating within boards of directors and executive management environments, he combines strategic vision, operational execution, and collaborative leadership in demanding and fast-evolving contexts.

Jeff Ciachurski, CEO of Greenbriar states: "We are thrilled to have Dominique join our advisory board. Through his roles as executive leader, board member, and strategic advisor, Dominique currently supports public and private organizations as well as international investors in addressing growth, governance, and innovation challenges. His experience in structuring new business activities, developing strategic partnerships, and supporting organizational transformation represents a key asset for a high-impact advisory board. Recognized for his pragmatic approach, his ability to build trust, and his talent for aligning stakeholders around common objectives, contributes immensely to value creation and executive-level strategic decision-making."

Dominique will immediately receive 200,000 three-year stock options at CAD $0.55.

About Greenbriar Sustainable Living Inc.

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski
Chief Executive Officer and Director
Phone: 949.903.5906

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking statements"). Forward-looking statements relate to future events or future performance. Forward-looking statements are often identified by words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend", and similar expressions, including statements that events or results "may", "will", "should", "could" or "might" occur.

Forward-looking statements are based on assumptions and expectations regarding future events and involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such statements. These factors include, among other things, general economic, market conditions, and regulatory approvals. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events may differ materially from those anticipated in such statements.

Readers are cautioned not to place undue reliance on forward-looking statements. Additional information regarding risks and uncertainties is described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A available on SEDAR+ at www.sedarplus.ca. The Company does not undertake any obligation to update or revise any forward-looking statements except as required by applicable law.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF